CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to the order of the Securities and Exchange Commission (the "Commission") dated October 23, 2002 in the matter of File No. 70-10073.

                                 --------------

Georgia Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On January 23, 2004, the issuance and sale by Georgia Power Capital Trust VII, a Delaware statutory trust (the "Trust"), of $200,000,000 aggregate liquidation amount of its 5 7/8% Trust Preferred Securities (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. The issuance by the Company of $206,185,575 aggregate principal amount of its Series G 5 7/8% Junior Subordinated Notes due January 15, 2044 (the "Junior Subordinated Notes"), pursuant to the Fifth Supplemental Indenture dated as of January 23, 2004, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 2004, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.


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         4. Filed herewith are the following exhibits:

              Exhibit  A - Prospectus Supplement with respect to the Trust
                           Preferred Securities, dated January 15, 2004. (Filed electronically January 16, 2004, in File Nos. 333-105815, 333-105815-01, 333-105815-02,
                           333-105815-03 and 333-105815-04.)

              Exhibit  B - Underwriting Agreement dated January 15, 2004.
                           (Designated in Form 8-K dated January 15, 2004, as
                           Exhibit 1.)

              Exhibit  C - Amended and Restated Trust Agreement dated as of
                           January 1, 2004. (Designated in Form 8-K dated January 15, 2004, as Exhibit 4.7-A.)

              Exhibit  D - Fifth Supplemental Indenture to the Subordinated
                           Note Indenture dated as of January 23, 2004, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated January 15, 2004, as
                           Exhibit 4.4.)

              Exhibit  E - Guarantee Agreement dated as of January 1, 2004 with respect to the Trust Preferred Securities. (Designated in Form 8-K dated January 15, 2004, as
                           Exhibit 4.11-A.)

              Exhibit  F - Opinion of Troutman Sanders LLP dated January 30,
                           2004.




Dated:   January 30, 2004                   GEORGIA POWER COMPANY



                                            By /s/Wayne Boston
                                                 Wayne Boston
                                              Assistant Secretary